AMF CAPITAL GROUP, INC.
                               2424 W. Main Street
                              Alhambra, California
                                    USA 91801


October 3, 2008

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Mail Stop 7010 100 F Street, NE
Washington, DC 20549

Attention: Tom Kluck and Erin Martin

Re: AMF Capital Group, Inc. (the "Company")
    Registration Statement on Form S-1
    Filed September 5, 2008.
    File No. 333-153354

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests acceleration of the effective date of its Registration Statement on Form S-1 to 12:00 (Eastern Standard Time) on October 6, 2008 or as soon thereafter as is practicable.

In connection with the Company's request for acceleration of the effective date of its Registration Statement on Form S-1, the Company acknowledges that:

     * Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.

Very truly yours,
AMF Capital Group, Inc.


/s/Angelo Armenta
-------------------------------------
Angelo Armenta
Chief Executive Officer,
Chief Financial Officer,
President, Secretary,
Treasurer and Director
Principal Executive Officer and
(Principal Accounting Officer)